Exhibit 12.1
GOVERNMENT PROPERTIES INCOME TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Year Ended December 31,
	2017	2016	2015		2014	2013
Earnings:
Add:
Income (loss) from continuing operations (including gain on sale of properties, if any) before income tax expense and equity in earnings (losses) of investees	$(9,553)	$22,936	$(227,990)		$42,190	$55,308
Distributions of earnings from equity investees	18,640	32,425	21,882		17,046	—
Fixed charges	65,917	45,164	37,008		28,048	16,831
Subtract:
Interest capitalized	(511)	(52)	—		—	—
Preferred distributions	(275)	—	—		—	—
Total earnings (loss)	$74,218	$100,473	$(169,100)		$87,284	$72,139

Fixed Charges:
Interest on indebtedness and net amortization of debt issuance costs and debt premiums and discounts	$65,131	$45,112	$37,008		28,048	16,831
Interest capitalized	511	52	—		—	—
Preferred distributions	275	—	—		—	—
Total fixed charges	$65,917	$45,164	$37,008		$28,048	$16,831

Ratio of adjusted earnings (loss) to fixed charges	1.1x	2.2x	(4.6x)	(1)	3.1x	4.3x

(1) The deficiency for the year was approximately $206.1 million.